EXHIBIT 4.1

SECOND SUPPLEMENTAL INDENTURE

THIS SECOND SUPPLEMENTAL INDENTURE, dated as of the 21st day of December, 2005, between MASSEY ENERGY COMPANY, a Delaware corporation, formerly named Fluor Corporation (the “Company”), having its principal executive office at 4 North 4th Street, Richmond, Virginia, 23219, and DEUTSCHE BANK TRUST COMPANY AMERICAS (as successor in interest to Bankers Trust Company), as trustee (the “Trustee”), amends and supplements that certain Indenture, dated as of February 18, 1997, as amended and supplemented by that certain First Supplemental Indenture, dated as of February 9, 2001, between the Company and the Trustee (as amended and supplemented, the “Indenture”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Indenture.

RECITALS OF THE COMPANY

WHEREAS, the Company desires to enter into this Second Supplemental Indenture to amend Section 11.04 of the Indenture to reduce the notice period from 30 to three days for the notice required to be given to the Holders in the event that the Company elects to redeem Securities pursuant to the optional redemption provisions of the Indenture; and

WHEREAS, pursuant to Section 9.02 of the Indenture, the Company has obtained the consent of the Holders of not less than a majority in aggregate principal amount of the Company’s 6.95% Senior Notes due 2007, the only Outstanding Securities issued under the Indenture; and

WHEREAS, a Company Order, duly executed by authorized officers of the Company, has been delivered to the Trustee in accordance with Section 9.02 of the Indenture authorizing the Company to enter into this Second Supplemental Indenture; and

WHEREAS, all things necessary to make this Second Supplemental Indenture a valid agreement of the Company, in accordance with its terms, have been done.

For valuable consideration, the receipt of which is hereby acknowledged, it is mutually covenanted and agreed, for the equal and ratable benefit of all Holders of the Securities, as follows:

SECTION 1. Amended of Indenture.

The first sentence of Section 11.04 of the Indenture is hereby amended and restated in its entirety as follows:

SECTION 11.04. NOTICE OF REDEMPTION.

Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than three nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed, at the Holder’s address appearing in the Security Register.

SECTION 2. Ratification.

Except as expressly supplemented hereby, all of the provisions of the Indenture are hereby ratified and confirmed as in full force and effect.

SECTION 3. Governing Law.

This Second Supplemental Indenture shall be governed by and construed in accordance with the laws of the state of New York, as applied to contracts made and performed within the State of New York, without regard to principles of conflicts of law.

SECTION 4. Counterparts.

This instrument may be executed in one or more counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute but one and the same instrument.

[Signatures Appear on Following Page]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Second Supplemental Indenture as of the day and year first above written.

MASSEY ENERGY COMPANY

By: /s/ Baxter F. Phillips, Jr.

        Name: Baxter F. Phillips, Jr.

        Title: Executive Vice President and

                Chief Administrative Officer

DEUTSCHE BANK TRUST COMPANY

AMERICAS (as successor in interest to

Bankers Trust Company), as Trustee

By: /s/ Wanda Camacho

        Name: Wanda Camacho

        Title: Vice President

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